Exhibit 99.2

XIAOBAI MAIMAI INC.

PROXY CARD

THIS PROXY CARD IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF XIAOBAI MAIMAI INC. FOR AN ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 3, 2021.

The undersigned, a holder of                                    ordinary shares of Xiaobai Maimai Inc., a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of this annual general meeting of shareholders of the Company (the “AGM”) (the “Notice”) and proxy statement, and hereby appoints                                                (insert name) or failing him/her, Ms. Yilin (Linda) Wang, the chairwoman of the board of directors of the Company, (the “Proxy”) with full power to each of substitution, as our duly authorized proxy with full power to attend the AGM on behalf and in the name of the undersigned, to represent the undersigned at the AGM to be held at the Meeting Room, Futian Shangri-La, 4088 Yi Tian Road, Futian District, Shenzhen, 518408, People’s Republic of China at 10:00 a.m. (Beijing Time) on December 3, 2021 and at any adjournment thereof, and to vote all the aforesaid ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below (or if no voting instructions are specified by the undersigned below, at the discretion of the Proxy) and (ii) in the discretion of the Proxy upon such other business as may properly come before the AGM, all as set forth in the Notice and in the proxy statement furnished therewith.

This Proxy Card must be signed by the person registered in the register of members of the Company at the close of business on October 29, 2021 (Cayman Islands Time).  In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted at the discretion of the Proxy “FOR” the following proposals:

Proposal I: As a special resolution:

THAT the change of the Company’s name from “Xiaobai Maimai Inc.” to “Akso Health Group,” be and hereby is, authorized and approved.

For	Against	Abstain
☐	☐	☐

Proposal II: As an ordinary resolution:

THAT the appointment of Wei, Wei & Co., LLP as the Company’s independent registered public accounting firm for the fiscal year ended March 31, 2021 be ratified.

For	Against	Abstain
☐	☐	☐

Dated: , 2021

Shareholder Name:

Signature

NOTES:

1.	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to appoint proxy in the space provided, failing which Ms. Yilin (Linda) Wang, the chairwoman of the board of directors of the Company, will be appointed as your proxy.

2.	Whether or not you propose to attend the AGM in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a certified copy of that power or authority) to the attention of Ms. Xiaoqin Ma, Corporate Secretary, Meeting Room, Futian Shangri-La, 4088 Yi Tian Road, Futian District, Shenzhen, 518408, People’s Republic of China, as soon as possible and in any event not later than 48 hours before the time for holding the AGM or any adjourned meeting.

3.	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the Company’s register of members in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

4.	This form of proxy is for use by shareholders only. If the appointer is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

5.	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

6.	Returning this completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish and in such event, the proxy shall be deemed to be revoked. If you plan to attend the AGM, please notify us of your intentions. This will assist us with meeting preparations.

7.	Any alterations made to this form must be initialed by you.